UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                       Washington, DC 20549


                           SCHEDULE 13G

               Under the Securities Exchange Act of 1934

                         (Amendment No. 1)


                         JAKKS Pacific, Inc.
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                          (Name of Issuer)

                            Common Stock
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                   (Title of Class of Securities)

                             47012E106
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                           (CUSIP Number)

                                13G
CUSIP No.  47012E106
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1.   NAME OF REPORTING PERSON    S.S. OR I.R.S. IDENTIFICATION NO.
     Renaissance Capital Growth & Income Fund III, Inc. 75-2533518
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a)
      (b)
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3.   SEC USE ONLY
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4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Texas
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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
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5.   SOLE VOTING POWER
     856,935 shares
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6.   SHARED VOTING POWER
     None
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7.   SOLE DISPOSITIVE POWER
     856,935 shares
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8.   SHARED DISPOSITIVE POWER
     None
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9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     856,935 shares
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10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES*
     Not applicable
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11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     12.57%
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12.  TYPE OF REPORTING PERSON
           IV
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ITEM 1.
  (a), (b)  JAKKS Pacific, Inc.                        ("Company")
            22761 Pacific Coast Hwy.
            Malibu, CA 90265

ITEM 2.

  (a)  Name of Person Filing
       Renaissance Capital Growth & Income Fund III, Inc.("Filer")

  (b) Address of principal Business Office or, if none, Residence 8080 N. Central Expressway, Suite 210, LB 59
       Dallas, TX 75206-1857

  (c)  Citizenship
       Texas

  (d)  Title of Class of Securities
       Common Stock

CUSIP Number
       75966V105

ITEM 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

     (a) -----  Broker or Dealer registered under Section 15
                of the Act

     (b) -----  Bank as defined in section 3(a)(6) of the Act

     (c) -----  Insurance Company as defined in section 3(a)(19)
                of the Act

     (d)    X   Investment Company registered under section 8 of
         -----  the Investment Company Act

     (e) -----  Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

     (f) -----  Employee Benefit Plan, Pension Fund which is
                subject to the provisions of the Employee
                Retirement Income Security Act of 1974 or
                Endowment Fund; see 240.13d-1(b)(1)(ii)(F)

     (g) -----  Parent Holding Company, in accordance with
                240.13d-1(b)(ii)(G)(Note: See Item 7)

     (h) -----  Group, in accordance with 240.13d-1(b)(1)(ii)(H)

ITEM 4.  Ownership.

     (a)  Amount Beneficially Owned:

     At December 31, 1998, Renaissance Capital Growth and Income Fund III, Inc. owned a $3,000,000 9% Convertible Debenture, due December 1, 2003 and convertible into common stock at $5.75 per share, and $3,000,000 invested in Series A 7% Cumulative Convertible Preferred Stock, convertible into common stock at $8.95 per share, giving this Filer 856,935 shares of the Company's common stock on a fully converted basis. Both of these positions are convertible within 60 days.

     (b)  Percent of Class
          12.57%

     (c)  Number of shares as to which such person has:

           (i)  sole power to vote or to direct the vote:
                856,935 shares
           (ii) shared power to vote or to direct the vote:   None
          (iii) sole power to dispose or to direct the disposition
                of:
                856,935 shares
           (iv) shared power to dispose or to direct the disposition
                of:   None

ITEM 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

ITEM 6.  Ownership of More than Five Percent on Behalf of Another
        Person.

     Not applicable.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent
         Holding Company.

     Not applicable.

ITEM 8.  Identification and Classification of Members of the
         Group.

     Not applicable.

ITEM 9.  Notice of Dissolution of Group.

     Not applicable.

ITEM 10.  Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                             SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                               /s/ Russell Cleveland
Date:  February 10, 1999  -----------------------------------------
                                      Signature
                            Russell Cleveland, President & CEO
                Renaissance Capital Growth & Income Fund III, Inc.
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                                   Name and Title